FORM 4

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities
          Exchange Act of 1934, Section 17(a)
          of the Public Utility Holding Company Act of 1935
          or
          Section 30(f) of the Investment Company Act of
          1940

                    Check this box if no
               longer subject to
               Section 16.  Form 4
               or Form 5 obligations
               may continue.  See
               Instruction 1(b).

1.   Name and Address of Reporting Person
     Noel           Ronald         R.
     (Last)         (First)        (Middle)

     NS Group, Inc.
     Ninth and Lowell Streets
     (Street)

     Newport        KY        41072
     (City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     NS Group, Inc.  (NSS)

3.   IRS Identification Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month/Year
     12/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          X    Director
          X    Officer (give title) Vice President
               10% Owner
               Other (specify)

7. Individual or Joint/Group Filing (Check applicable line)
     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
     b)   Common Stock

2.   Transaction Date (Month/Day/Year)
     a)   12/2/99
     b)   12/2/99

3.   Transaction Code (Instr. 8)

     Code           V
     a)   M
     b)   F

4.   Securities Acquired (A) or Disposed of (D)  (Instr. 3,
     4 and 5)

     Amount              (A) or (D)          Price
     a) 9,000 Shares         A            $9.53/share
     b) 8,386 Shares         D           $10.66/share

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

     i) 1,000,614 Shares
     ii) 25,000 Shares
     iii) 1,102 Shares

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 3
     and 4)

     i)   D
     ii)  I
     iii) I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

     ii)  By wife
     iii) By NS Group, Inc. Salaried Employees Retirement Savings
          Plan

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
     Employee stock option

2.   Conversion or Exercise of Price of Derivative Security
     $9.53


3.   Transaction Date (Month/Day/Year)
       12/2/99

4.   Transaction Code (Instr. 8)
     M

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D) (Instr. 3,4, and 5)
     9,000 D

6.   Date Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable         Expiration Date
      Note 1                           12/4/99

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)

     Title                    Amount or Number of Shares
     Common Stock                      9,000 shares

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially
     Owned at End of Month (Instr. 4)
              0

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)

/s/ Ronald R. Noel                 January 7, 2000
Signature of Reporting Person           Date

Explanation of Responses:
Note 1: Exercisable in annual increments of 20% beginning three years after date of grant.